April 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel
Ms. Pamela Howell
Mr. Ronald E. Alper
Mr. Steve Lo
Mr. John Reynolds

	Re:	Monster Beverage Corporation
Form 10-K For Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 333-201839

Dear Ms. Cvrkel, Ms. Howell and Messrs. Alper, Lo and Reynolds:

This letter is being furnished on behalf of Monster Beverage Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2015, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 that was filed with the Commission on March 2, 2015 (File No. 333-201839) (the “Form 10-K”).

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Result of Operations, page 48

1.              We note that you present gross sales less promotional and other allowance figures at the top of your full GAAP income statements on page 48. In addition, you present and discuss gross sales, a non-GAAP measure, prior to the presentation and discussion of net sales, the most comparable GAAP measure, in your selected financial data on page 40 and in your discussion on page 49. Furthermore, it appears that you reconcile gross sales, the non-GAAP measure, to net sales, the most directly comparable GAAP measure, by presenting this reconciliation in a full non-GAAP income statement which is generally not considered appropriate as it may attach undue prominence to the non-GAAP measure, gross sales. Please revise future filings to present and discuss the GAAP measure net sales, more prominently than the non-GAAP measure, gross sales. In addition, any reconciliation of the two measures should not be included on your full income statement as this may result in presentation of a full non-GAAP income statement. Refer to the guidance outlined in Item 10(e) of Regulation S-K and Question 102.10 of Staff’s Compliance & Disclosure Interpretation on Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

In response to the Staff’s comment, the Company advises the Staff that in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, anticipated to be filed with the Commission in May 2015, where applicable, it will revise disclosure to present and discuss the GAAP measure “net sales” more prominently than the non-GAAP measure “gross sales”, and will not include a reconciliation of the two measures on its full income statement.

2.              We note from your discussion on page 49 that promotional and other allowances have increased $22.1 million from the prior year to $362.2 million for the year ended December 31, 2014. Please provide us a draft disclosure to be included in future filings to describe your promotional and other allowance activities and to discuss what factors or circumstances drive these promotional spending levels that ultimately impact your net sales.

Response:

In response to the Staff’s comment, the Company notes that it describes promotional and other allowance activities in the footnote to the results of Operations table on page 49 of the Form 10-K. The Company further notes that although promotional and other allowances increased in absolute dollars, promotional and other allowances as a percentage of gross sales decreased to 12.8% from 13.1% for the year ended December 31, 2014 and 2013, respectively, as disclosed in the Gross Sales paragraph on page 49 of the Form 10-K.

In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, anticipated to be filed with the Commission in May 2015, the Company will supplement its disclosure regarding factors driving its promotional spending levels. An example of such supplementary disclosure for the year ended December 31, 2014 is as follows:

“The primary drivers of our promotional and other allowance activities for the years ended December 31, 2014 and 2013, were (i) to increase sales volume and trial, (ii) to address market conditions, and (iii) to secure shelf and display space at retail.”

Liquidity and Capital Resources, page 55

3.              Your discussion and analysis of cash flows provided by operating, investing and financing activities merely recites the numerical information presented in the consolidated statements of cash flows. Please provide us with, and confirm to us that you will provide in future filings, a robust discussion and analysis of your operating, investing and financing cash flows to address material changes in these cash flows and the underlying drivers of these cash flows. Refer to FRC 501.13b for additional guidance.

Response:

In response to the Staff’s comment, the Company notes that in future periodic reports beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, anticipated to be filed with the Commission in May 2015, the Company will supplement its disclosure regarding cash flows with disclosure similar to the following:

“Cash flows provided by operating activities — We generated $585.6 million, $342.0 million and $287.7 million of cash flows from operations for the years ended December 31, 2014, 2013 and 2012, respectively.  The increase of $243.6 million in cash flows from operations in 2014 as compared to 2013 was primarily the result of the increase in net income, a decrease in inventories, as well as the timing of receipts and payments of working capital.  The increase of $54.3 million in cash flows from operations in 2013 as compared to 2012 was primarily due to the timing of receipts and payments of working capital.

Cash flows (used in) provided by investing activities — We used $440.4 million and $339.8 million of cash flows for the years ended December 31, 2014 and 2013, respectively. The increase in cash flows used in investing activities of $100.6 million from 2014 as compared to 2013 was primarily the result of the increase in our short-term investments due to the overall increase in cash provided by operations. In 2012, cash flow provided by investments was $271.8 million, as a portion of our investments were sold in order to repurchase our common stock.

Cash flows provided by (used in) financing activities — We generated $19.3 million of cash flows for the year ended December 31, 2014 and used $17.9 million and $699.1 million of cash flows for the years ended December 31, 2013 and 2012, respectively. The cash used in both 2013 and 2012 was primarily related to repurchases of our common stock.”

4.              We note from your disclosures on pages 46 and 47 of Amendment No. 1 to Form S-4 filed on March 12, 2015 by New Laser Corporation that you will incur $280 million of termination expense to certain distributors terminated as part of the expanded US distribution rights transferred to TCCC’s distribution network. You further disclose in that filing that the amount of distributor termination expenses have been estimated, taking into account your contractual obligations under the termination provisions of the applicable distribution agreements. Please clarify why your contractual obligation for the aggregate amount of $280 million is not presented in your contractual obligations table on page 57 or discussed in a footnote to the table.

Response:

In response to the Staff’s comment, the Company notes that the contractual obligations table and footnotes represent a summary of the Company’s known contractual commitments as of the end of its fiscal year ended December 31, 2014, as required by 303(a)(5) of Regulation S-K. Per ASC No. 420, the Company expenses distributor termination costs in the period in which the written notification of termination occurs.  The Company began sending notices of termination to certain of its third-party distributors on February 9, 2015.  Accordingly, no contractual obligations were incurred as of the 2014 fiscal year end and were not included in the contractual obligations table presented in the Form 10-K. However, the Company disclosed the pending distribution transitions on pages 22, 44 and 96 of the Form 10-K.

Monster Beverage Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 81

Acquisitions and Divestitures, page 81

5.              Please revise the notes to your financial statements in future filings to disclose the nature and significant terms of the milestones that must be achieved for the $625 million of cash payments from TCCC that will be placed in escrow as part to the TCCC transactions, to be released from escrow following completion of the transactions. Your revised disclosure should also explain why you believe collection of the full $625 million is probable.

Response:

In response to the Staff’s comment, the Company advises the Staff that in future filings beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, anticipated to be filed with the Commission in May 2015, where applicable, it will revise the disclosure set forth in the notes to the Company’s financial statements to address the nature and significant terms of the milestones that must be achieved for the $625 million escrow (or the remaining amount then in escrow as of the applicable filing) to be released, following completion of the TCCC transactions. In addition, the Company will explain why it believes collection of the then-applicable escrow amount is probable.

10. Commitments and Contingencies, page 97

6.              We note from your disclosure on page 101 that you evaluate on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued, if any, or in the amount of any related insurance reimbursements recorded. Please clarify why you do not disclose an estimated range of reasonably possible loss in excess of amounts accrued for the pending litigation you describe on pages 98 through 101. To the extent that you cannot estimate a range of additional loss, please disclose in future filings that such amount cannot be estimated and supplementally (1) describe for us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonable possible loss for disclosure and (2) tell us, for each material matter, what specific factors are causing your inability to provide an estimate and when you expect those factors to be alleviated. Refer to ASC 450-20-50-3 and 50-4.

Response:

In response to the Staff’s comment, the Company advises the Staff that as part of the quarterly closing process, the Company’s legal department prepares a summary status report of all outstanding, pending and threatened litigation. This report is prepared taking into consideration the advice received from outside legal counsel representing or advising the Company in connection with the matters. The summary is reviewed by the Company’s financial reporting team and is used as the primary basis (1) to determine whether any accruals are necessary under the provisions of ASC 450-20-25, 20-30, and 20-50-3 and 4, and (2) to determine the appropriate disclosures in the notes to the consolidated financial statements and in the Company’s Form 10-K in response to the requirements of Item 103 of Regulation S-K. Specifically, the summary is used to determine whether any of the pending or threatened matters would result in a loss that is (1) “probable” and “estimable,” or (2) “reasonably possible” in excess of the amounts already accrued and included in the consolidated financial statements.

With respect to matters for which a loss is deemed probable or reasonably possible, the Company’s legal department, in consultation with the Company’s finance department, makes a determination as to whether the possible loss or range of loss is reasonably estimable. Such determinations are made on a case-by-case basis considering factors such as: the nature of the claim and proceeding; the progress and procedural status of the claim (including any rulings on the merits or determinations of liability); whether the claim is an individual claim or an alleged class action, the extent of discovery; whether the damages sought have been specified, relevant precedent; the Company’s prior experience with respect to similar claims and theories of liability asserted; information obtained during settlement discussions and the Company’s defenses and counterclaims.

Significant management judgment is required to determine both the probability and estimated amount of a possible loss or range of loss. If a loss is determined to be probable and estimable, an accrual for such estimate is recorded. For matters for which the possible loss or range of loss is reasonably estimable, the Company discloses the estimated possible losses or range of estimated possible losses on an aggregate basis. For each disclosed matter for which the Company cannot reasonably estimate the possible loss or range of loss in excess of accrued amounts, the Company will disclose the fact that the possible loss cannot be estimated.

The Company advises that no possible range of loss is disclosed in connection with the Fournier action, as the Company believes an award for damages is not estimable, is remote and, if awarded, would not have a material adverse effect on the Company’s financial position or results of operations.

The Company advises that no possible range of loss is disclosed in connection with the Consolidated Class Action Complaint, as the Company disclosed in the Form 10-K that such action has settled and additionally disclosed the amount paid to settle the action and that such payment was made entirely by certain of the Company’s insurance carriers.

The Company advises that, based on information available at the time it filed the Form 10-K, no evaluation of the likelihood of an unfavorable outcome or range of potential loss can be expressed regarding the State Attorney General Inquiry or the San Francisco City Attorney Litigation. As described in the disclosure, the State Attorney General Inquiry and the San Francisco City Attorney Litigation remain in their early stages and have not progressed to a point where an adverse outcome is deemed probable or the Company is capable of estimating an associated reasonably possible range of loss. In future filings, if applicable, assuming such matters have not progressed, the Company will revise the disclosures to include the following:

“The actions or investigations described above have not progressed to a point where a reasonably possible range of losses associated with their ultimate outcome can be estimated at this time. If the final resolution of any such litigation or proceedings is unfavorable, our financial condition, operating results and cash flows could be materially affected.”

The Company will continue to monitor the status of these cases in light of ASC 450-20-50-4 and update our disclosures as appropriate.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any further questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors,
President and Chief Financial Officer

cc:                                 Michael R. Littenberg

                                                Farzad F. Damania
                                                Schulte Roth & Zabel LLP